Exhibit 99.3

The Juniata Valley Bank merger announcement with The First National Bank of Port Allegany Employee Meeting June 26, 2015 June 26, 2015

I. Introduction to The Juniata Valley Bank II. Frequently asked questions III. What happens next? IV. Additional questions? Agenda

● History ● Founded in 1867 ● 12 Branches (5 each in Juniata and Mifflin County, 1 in Perry County and 1 in Huntingdon County) ● Headquartered in Mifflintown, PA ● Financial Information (March 31, 2015) ● Assets: $473 million ● Loans: $291 million ● Deposits: $382 million ● Tangible equity: $48.4 million ● Tangible common equity/tangible assets: 10.28% ● NPAs/Assets: 1.13% ● Net income: $4.2 million (twelve months ended March 31, 2015) ● ROE: 8.36% (twelve months ended March 31, 2015) ● SEC reporting company Introduction to The Juniata Valley Bank

1. Why is this merger taking place? 2. What will be the result of the merger? 3. When will the merger be completed? 4. How will my job be affected? 5. How will my benefits be affected? Frequently Asked Questions

• Boards of both banks felt it was a great opportunity for shareholders, employees and customers. • This is a great strategic fit for our organizations; we have no overlap of branches. • Expanded product offerings will be available to FNBPA and JVB will expand its customer base and region. Why is this merger taking place?

What will be the result of the merger? • FNBPA will be merged into the Juniata Valley Bank’s charter. • We will be one Bank owned by the holding company, Juniata Valley Financial Corp. • All employees here will work with and through department heads in Mifflintown. • Joe will be promoted to Senior Vice President of JVB and will provide operational and business development oversight for this region.

When will the Merger be Completed? From today on, the legal process surrounding the merger of two companies begins. We will seek regulatory approval from the Federal Reserve Bank of Philadelphia, Pennsylvania Department of Banking and the FDIC . FNB PA shareholders and JUVF shareholders will need to vote to approve the merger. We don’t know how long these approvals will take, but we hope and expect to complete the merger during the fourth quarter of this year.

1. In a merger, everyone’s job is affected. Some of you will see relatively little change, some will see a great deal of change and some jobs will be eliminated. 2. Generally, since JVB does not have branches in the Northern Tier Region, most jobs that involve direct customer contact are likely to be retained. 3. JVB values flexible, dedicated team members who are willing and able to adapt to changing needs. We will work very hard to find opportunities for motivated, adaptable, capable people. How will my job be affected?

How will my benefits be affected? Every endeavor will be made to ensure equity in benefits as a whole. The pieces may change, but the overall goal is to provide an equitable benefits package. • Health Insurance Benefits. JVB provides medical, dental, and vision insurance with a cost - sharing component. • Ancillary Benefits. JVB provides life insurance, short - term and long - term disability insurance at no expense to employees. • Retirement Benefits. JVB has a 401(k) Plan with a match and a year - end contribution.

What Happens Next? • Management teams will meet to determine the best plan of operating this region after the merger is complete. • Tina (HR) will meet with many of you to determine your interests and your skills. • Task forces will be established to determine the best way and time to merge the systems together.

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